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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Boeing-Embraer partnership receives shareholder approval

SAO PAULO and CHICAGO, Feb. 26, 2019 - The proposed strategic partnership between Boeing [NYSE: BA] and Embraer [B3: EMBR3, NYSE: ERJ] was approved today by Embraer’s shareholders during an Extraordinary General Shareholders' Meeting held at the company’s headquarters in Brazil.

At the special meeting, 96.8% of all valid votes cast were in favor of the transaction, with participation of approximately 67% of all outstanding shares. Shareholders approved the proposal that will establish a joint venture made up of the commercial aircraft and services operations of Embraer. Boeing will hold an 80 percent ownership stake in the new company, and Embraer will hold the remaining 20 percent.

The transaction values 100 percent of Embraer's commercial aircraft operations at $5.26 billion, and contemplates a value of $4.2 billion for Boeing's 80 percent ownership stake in the joint venture.

Embraer shareholders also agreed to a joint venture to promote and develop new markets for the multi-mission medium airlift KC-390. Under the terms of this proposed partnership, Embraer will own a 51 percent stake in the joint venture, with Boeing owning the remaining 49 percent.

“This groundbreaking partnership will position both companies to deliver a stronger value proposition for our customers and other stakeholders and create more opportunities for our employees,” said Paulo Cesar de Souza e Silva, President and CEO of Embraer. “Our agreement will create mutual benefits and boost the competitiveness of both Embraer and Boeing.”

“Approval by Embraer’s shareholders is an important step forward as we make progress on bringing together our two great aerospace companies. This strategic global partnership will build on Boeing’s and Embraer’s long history of collaboration, benefit our customers and accelerate our future growth,” said Dennis Muilenburg, Boeing chairman, president and chief executive officer.

Embraer’s defense and executive jet business and services operations associated with those products would remain as a standalone publically-traded company. A series of support agreements focused on supply chain, engineering and facilities would ensure mutual benefits and enhanced competitiveness between Boeing, the joint venture and Embraer.

“Our shareholders have recognized the benefits of partnering with Boeing in commercial aviation and the promotion of the multi-mission airlift KC-390, as well as understanding the opportunities that exist in the executive aviation and defense business,” said Nelson Salgado, Embraer Executive Vice President of Finance and Investor Relations.

“People across Boeing and Embraer share a passion for innovation, a commitment to excellence, and a deep sense of pride in their products and their teams – these joint ventures will strengthen those attributes as we build an exciting future together,” said Greg Smith, Boeing Chief Financial Officer and Executive Vice President of Enterprise Performance & Strategy.

Boeing and Embraer announced in December 2018 that they had approved the terms for the joint ventures and the Brazilian government gave its approval in January 2019. Shortly thereafter, Embraer's board of directors ratified its support for the deal and definitive transaction documents were signed. The closing of the transaction is now subject to obtaining regulatory approvals and the satisfaction of other customary closing conditions, which Boeing and Embraer hope to achieve by the end of 2019.

Embraer will continue to operate the commercial aviation business and the KC-390 program independently until the closing of the transaction.

Forward-Looking Information Is Subject to Risk and Uncertainty
Certain statements in this release may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed terms of the transaction, the ability of the parties to satisfy the conditions to executing or closing the transaction and the timing thereof, and the benefits and synergies of the proposed transaction, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and neither party undertakes an obligation to update or revise any forward-looking statement, except as required by law. Specific factors that could cause actual results to differ materially from these forward-looking statements include the effect of global economic conditions, the ability of the parties to reach final agreement on a transaction, consummate such a transaction and realize anticipated synergies, and other important factors disclosed previously and from time to time in the filings of The Boeing Company and/or Embraer with the Securities and Exchange Commission.

Media Contacts:

Chaz Bickers

Boeing Communications

charles.n.bickers@boeing.com

+1 312-544-2002

Valtecio Alencar

Global Corporate Communications

Embraer

Valtecio.alencar@embraer.com.br

+55 11-3040-6891

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer